Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149594

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated July 7, 2008

to Prospectus Dated April 30, 2008

INTRODUCTION

This is a Supplement to the Prospectus dated April 30, 2008 (the “Prospectus”) for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes the following changes with respect to the Collective Trust: (1) changes in the President and Chief Executive Officer, in the Vice President and Chief Financial Officer, and in the Treasurer and Chief Accounting Officer of the Collective Trust which became effective on July 1, 2008; (2) certain changes in the composition of the board of directors of State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”) and the trustee of the Collective Trust, effective June 30, 2008; and (3) a change in ownership of CitiStreet LLC, effective July 1, 2008.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus without charge. You can request the Prospectus from State Street by writing to the ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Retirement Funds program (the “Program”) at www.abaretirement.com.

CHANGES IN PRESIDENT AND CHIEF EXECUTIVE OFFICER,

VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, AND

TREASURER AND CHIEF ACCOUNTING OFFICER

As described in the Prospectus, State Street, as trustee, has primary responsibility for investment management with respect to each of the investment options maintained under the Collective Trust. As part of its responsibility, State Street appoints the officers of the Collective Trust, who have responsibility for administering all the investment options under the Program.

Effective July 1, 2008, Monet T. Ewing has replaced Philip J. Lussier as President and Chief Executive Officer of the Collective Trust. Ms. Ewing, age 45, has been a Vice President of State Street Global Advisors, a division of State Street Bank (“SSgA”), in its Fiduciary Group since 2002. From 1994 to 2001, Ms. Ewing served as Vice President and Associate Counsel for State Street Bank’s Legal Division.

Effective July 1, 2008, Robert E. Fullam has replaced Beth M. Halberstadt as Vice President and Chief Financial Officer of the Collective Trust. Mr. Fullam, age 46, has been a Principal of SSgA since July 1, 2008. Mr. Fullam is a Vice President of State Street and was at CitiStreet LLC from 2001 to June 30, 2008, most recently as a Vice President. Mr. Fullam also served as Treasurer and Chief Accounting Officer of the Collective Trust from February 2005 to June 30, 2008. Prior to joining CitiStreet in 2001, Mr. Fullam worked at State Street Bank in various capacities during the period from 1987 through 2001.

Effective July 1, 2008, Kelly Q. Driscoll has replaced Robert E. Fullam as Treasurer and Chief Accounting Officer of the Collective Trust. Ms. Driscoll, age 48, has been Senior Managing Director of SSgA and Department Head of its Fiduciary Group since 2001. From 1994 to 2000, Ms. Driscoll served as head of fiduciary services in the Retirement Investment Services Division of State Street Bank.

The officers of the Collective Trust receive no direct remuneration from the Collective Trust, but do receive remuneration from State Street Bank or its affiliates.

CHANGES IN BOARD OF DIRECTORS OF STATE STREET

The Collective Trust does not have a board of directors. The Collective Trust is a trust with a corporate trustee, which is State Street, a wholly owned subsidiary of State Street Bank. For purposes of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission adopted under that Act, the board of directors of State Street has responsibility for the functions with respect to audit matters relating to the Collective Trust. Each member of the board of directors of State Street is an employee of State Street Bank or its affiliates.

Effective June 30, 2008, Beth M. Halberstadt and Gary E. Jenkins resigned from the board of directors of State Street, and Monet T. Ewing was elected to the board of directors of State Street. Biographical information with respect to Ms. Ewing is set forth above under “Changes in President and Chief Executive Officer, Vice President and Chief Financial Officer, and Treasurer and Chief Accounting Officer.”

CHANGE IN OWNERSHIP OF CITISTREET LLC

Effective July 1, 2008, CitiStreet LLC became a wholly owned subsidiary of ING Group, a Netherlands-based financial services company. Prior to such date, CitiStreet LLC had been jointly owned by State Street Bank and Citigroup, Inc. CitiStreet continues to provide recordkeeping and other administrative services to the Program on behalf of State Street Bank pursuant to an existing service agreement entered into between State Street Bank and CitiStreet.

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